UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31-March-2011

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: NOVEMBER 2008	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Oil and Gas Activities Report – For Fiscal Year Ended 30 June 2008”, dated November 4, 2008

2.

“Code of Business Conduct and Ethics”, last revised November 22, 2005

3.

“Press Release”, dated November 7, 2008, “Continental Energy Accepts CFO Resignation”

4.

“Material Change Report”, dated November 11, 2008

5.

“Press Release”, dated November 13, 2008, “Continental Energy Relocates Dallas Office”

6.

“Material Change Report”, dated November 13, 2008

7.

“Press Release”, dated November 13, 2008, “Continental Energy Acquires Interest in New Block in Indonesia”

8.

“Quarterly Report – For Fiscal Quarter Ended September 30, 2008: First Quarter – 1 of Fiscal Year 2009”, dated November 14, 2008.  Includes un-audited quarterly interim financial statements for the first quarter ending September 30, 2008 of the Company’s 2009 fiscal year.  Also includes management discussion and analysis of registrant’s affairs, material events disclosure.  The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction

9.

“Notice”, about the Company’s Annual General Meeting, held December 12, 2008

10.

“Information Circular”, dated November 7, 2008

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 09 March 2009
(Registrant)

"Richard L. McAdoo"

By:

_____________________________

Richard L. McAdoo, President and Chief Executive Officer